Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America

VIA EDGAR
May 7, 2024	T: +1 312 782 0600 F: +1 312 701 7711

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Daniel Morris; Liz Packebusch; Kimberly Calder; Brian McAllister

mayerbrown.com Edward S. Best Partner T: +1 312 701 7100 F: +1 312 706 8106 ebest@mayerbrown.com

Re: Proficient Auto Logistics, Inc.

Registration Statement on Form S-1 (Registration No. 333-278629)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we attach the requests of our client, Proficient Auto Logistics, Inc. (the “Company”), and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern time, on May 8, 2024 or as soon thereafter as practicable. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (312) 701-7100) with any questions.

Very truly yours,

Edward S. Best

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown
(a Hong Kong partnership) and Tauil & Chequer Advogados (a Brazilian law partnership).

VIA EDGAR

May 7, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Proficient Auto Logistics, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-278629)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on May 8, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 6, 2024:

Preliminary Prospectus dated May 6, 2024:

Approximately 2,800 copies to prospective underwriters, institutional investors, dealers and others

We also advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Evan McAbee
	Name:	Evan McAbee
	Title:	Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
	Name:	Justin Roman
	Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Zach Dombrowski
	Name:	Zach Dombrowski
	Title:	Managing Director, ECM

[Signature Page to Acceleration Request by Underwriters]